

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Robert Aquilina
Chairman and Chief Executive Officer
CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, TN 37067

> **Re: CBaySystems Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed on December 2, 2010**
> **File No. 333-170003**

Dear Mr. Aquilina:

We have reviewed your amended registration statement and response letter and have the following comments. Where prior comments are referenced, they refer to our letter dated November 12, 2010.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 15

1. We note your response to prior comment 4. Please include in your summary financial information the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges. See Items 1010(c)(4) and (b)(2) of Regulation M-A.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Melissa Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757 with any questions or concerns. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (212) 455-2502
       D. Rhett Brandon, Esq.
       Simpson Thacher & Bartlett LLP